October 5, 2016

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Tributary Funds, Inc. File Nos. 033-85982 and 811-08846

Ladies and Gentleman:

Enclosed for filing on behalf of Tributary Funds, Inc. (the "Company"), pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, is a copy of a preliminary proxy statement and related form of proxy in connection with a special meeting of the Company's Shareholders to be held on November 18, 2016 (the "Meeting"). Shareholders are being asked at the Meeting to: 1) elect and re-elect six nominees to the Company's Board of Directors, and 2) approve a revised fundamental investment policy concerning concentration in certain mortgage-backed securities with respect to the Company's Short-Intermediate Bond Fund and Income Fund.

If you have any questions concerning this filing, please do not hesitate to contact me at (207) 347-2075 or via email at gino.malaspina@atlanticfundservices.com.

Sincerely,

/s/ Gino Malaspina
Gino Malaspina, Esq.
Secretary, Tributary Funds, Inc.

Cc:   Brittany Fahrenkrog
   David Gardels, Esq.